Exhibit 99.1

TeliaSonera owned Cygate closes Transaction and Acquires Dimension Data Sweden

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 11, 2007--TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) owned Cygate has closed the acquisition of the shares in Dimension Data Sweden, a subsidiary of the global systems integrator Dimension Data Holdings plc. The acquisition has now been approved by the Swedish Competition Authority.

Following the approval from the Swedish Competition Authority, Cygate acquires a company with 74 employees located in two offices in Stockholm and Malmo. The revenue for Dimension Data Sweden was SEK 182 million in 2006. The integration of Dimension data Sweden will be finalised on October 1, 2007.

During the last years, Cygate has acquired several companies, amongst them Maldata and Bravida Communications. Since January 2007, Cygate has been owned by TeliaSonera, the Nordic and Baltic telecommunications leader.

About Cygate

Cygate is a Nordic company headquartered in Stockholm. With 250 employees in its Finland and Sweden offices, it is a leading Nordic supplier of services, products and solutions for secure IT infrastructure. The company has partnerships with leading vendors and a 20-year history of designing, installing and maintaining IP network solutions using a combination of their own solutions and products from partners.

About Dimension Data

Dimension Data plc (LSE:DDT), a specialist IT services and solution provider, helps clients plan, build, support and manage their IT infrastructures. Dimension Data applies its expertise in networking, security, operating environments, storage and contact center technologies and its unique skills in consulting, integration and managed services to create customized client solutions.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera
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